November 1, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:Mr. John Dana Brown

Re:Verra Mobility Corporation

Registration Statement on Form S-3

Filed October 23, 2018

File No. 333-227952

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Verra Mobility Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Monday, November 5, 2018, or as soon thereafter as practicable.

Thank you for your assistance.  Should you have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845, or his colleague Kevin Criddle at (480) 606-5129.

Very truly yours,

Verra Mobility Corporation

/s/ David M. Roberts

David M. Roberts

Director, President and Chief Executive Officer

1150 North Alma School Road, Mesa, Arizona 85201   ●   TEL 480.443.7000   ●   VerraMobility.com